September 28, 2011

Jonathan Groff

Reid Hooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Bahamas Concierge, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 20, 2011

File No. 333-176048

Dear Mr. Groff and Mr. Hooper:

Bahamas Concierge, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of September 28, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 20, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 28, 2011.

General

1.

We note our response to our prior comments one, three and 21 in our letter dated August 24, 2011.  Please confirm that there are no common relationships among the two companies (New York Tutor Company and your company) and their angel investors (888 Investment and Clear View Capital).

RESPONSE: We confirm that there are no common relationships by and among our Company, New York Tutor Company, a Nevada corporation (collectively the “Companies”), and Companies’ respective angel investors, 888 Investment, Ltd. and Clear View Capital, Inc.

2.

Please identify Shavane Turnquest as the principal of Clear View Capital.

RESPONSE: We have revised the Filing on Page 7 to include the following language:

“We will use the proceeds to repay our lender, Clear View Capital, Inc., of which Mr. Shavane Turnquest is the Principal and beneficial owner, back for all expenses incurred relating to this Offering, pay administrative expenses, for the implementation of our business growth strategy, and working capital.”

Prospectus Cover Page, page 3

3.

Revise your disclosure to reflect that you are considered a “shell company” under Rule 405 of the Securities Act of 1933, rather that the Securities and Exchange Act of 1934.

RESPONSE: We have revised the Filing on Page 3 to include the following language:

“Bahamas Concierge, Inc. is a development stage company and currently has no operations and as such we are considered a "shell company" as that term is defined under Rule 405 of the Securities Act of 1933. Accordingly, the securities sold in this Offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment.”

Prospectus Summary, page 5

4.

We note your disclosure on page five that you intend to begin substantive operations in the “coming months.”  Please clarify your use of the timeframe “coming months.”  In addition, discuss how long you believe it will take you to establish a sufficient network of third-party vendors in order to begin marketing to outside clients.

RESPONSE: We have revised the Filing on Page 5 to include the following language:

“Since inception, our operations have consisted of incorporating our Company and formulating our business plan. The Company intends to begin substantive operations within 2-4 months after we obtain a Notice of Effectiveness of this Offering and our initial plan of operations calls for the Company to establish our network of third-party vendors. We anticipate that it will take between 1-2 months to establish a sufficient network of third party vendors in order to begin marketing our services to outside clients. Our sole officer and director has only recently become interested in creating and developing a concierge company, and does not have any professional training or technical credentials in the development of such a business; however, he has over thirty years of management experience and his flexible schedule as an independent business consultant allows him to devote time to the Company’s operations. We may need to retain qualified consultants who will help us establish a network of vendors in order for us to provide clients with the services we will offer, and to market and offer our services. At this point, we do not have any verbal or written agreements regarding the retention of any qualified consultants or established vendors.”

In connection with the Company’s responding to the comments set forth in the September 28, 2011 letter, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Bahamas Concierge, Inc.

/s/ David Williams

By: David Williams

Title:  President and Chief Executive Officer

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